A44
8-31-2004



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 48032


04013063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07-01-03__ AND ENDING __06-30-04__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Services International Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 5th Avenue, Suite 4200

PROCESSED

(No. and Street)

Seattle	Washington	SEP 03 2004	98104
(City)	(State)	THOMSON FINANCIAL	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda R. Pingree   (206) 262-7318
                                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.
(Name — if individual, state last, first, middle name)

600 University Street, Suite 2828   Seattle, WA   98101-3301

(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>Brenda R. Pingree</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Financial Services International Corp.</u>, as of <u>June 30</u>, <u>2004</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

<u>Sec Treas</u>
Title

<u>Notary Public</u>

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control structure.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL SERVICES INTERNATIONAL CORP.

Financial Statements for the Year Ended
June 30, 2004
and Independent Auditors' Report

FINANCIAL SERVICES INTERNATIONAL CORP.

TABLE OF CONTENTS

WATSON & ASSOCIATES, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Services International Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of Financial Services International Corp. as of June 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & Associates

August 25, 2004

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Financial Condition
June 30, 2004

ASSETS

Cash and cash equivalents	$ 15,590
Cash deposit with clearing organization	25,091
Accounts receivable	11,332
Receivable from clearing organization	1,316
Reimbursements and refunds receivable	2,037
Securities owned:	
Marketable, at market value	3,780
Equipment, at cost, less accumulated	
depreciation of $740	1,168
Deposits	739
	$ 61,053

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 14,142
Accrued expenses	6,323
Federal income tax payable	1,258
	21,723
Stockholders' equity:	
Common stock, par value $0.01 per share	
1,000,000 shares authorized, 100,000 shares issued	1,000
Additional paid-in capital	8,000
Retained earnings	30,330
	39,330
	$ 61,053

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Income
For the Year Ended June 30, 2004

Revenues:		
Commissions, concessions, and fees	$	795,110
Interest		180
		795,290
Expenses:		
Commissions		688,843
Wages and payroll taxes		81,838
Depreciation		467
Insurance		2,633
Interest		432
Meals and entertainment		1,266
Office supplies and expenses		1,253
Other expenses		1,889
Professional fees		5,425
Rent		2,567
Taxes, licenses, and registration fees		5,493
Telephone		1,440
Unrealized losses		1,050
		794,596
Income (loss) before income taxes		694
Income tax (expense) benefit		(1,528)
Net income (loss)	$	(834)

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at July 1, 2003	$ 1,000	$ 8,000	$ 31,164	$ 40,164
Net income (loss)	-	-	(834)	(834)
Balances at June 30, 2004	$ 1,000	$ 8,000	$ 30,330	$ 39,330

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Cash Flows
For the Year Ended June 30, 2004

Cash flows from operating activities:	
Net income (loss)	$ (834)
Adjustments to reconcile net income to net cash	
provided (used) in operating activities:	
Depreciation	467
Unrealized losses	1,050
(Increase) decrease in operating assets:	
Accounts receivable	(11,332)
Deposit with clearing organization	(57)
Receivable from clearing organization	660
Reimbursements and refunds receivable	4,540
Deposits	(411)
Increase (decrease) in operating liabilities:	
Accounts payable	12,408
Accrued expenses	1,923
Federal income tax payable	1,258
Net cash provided (used) by operating activities	9,672
Increase (decrease) in cash	9,672
Cash and cash equivalents, beginning of year	5,918
Cash and cash equivalents, end of year	$ 15,590
Supplemental cash flow disclosures:	
Income tax payments (refunds)	$ (4,842)
Interest payments	$ 432

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
June 30, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Financial Services International Corp. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker-dealer. The Company's correspondent broker-dealer is located in St. Petersburg, Florida. The company is engaged in the general retail securities business and is registered to do business in nine states. Its office is located in Seattle, Washington.

Cash and cash equivalents
The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Receivables
Receivables are stated at their unpaid balances.

Equipment and depreciation
The Company capitalizes all expenditures for equipment in excess of $500. Equipment is stated at cost. Depreciation is computed using an accelerated method over seven years.

Income and expense recognition
Financial Services International Corp. records income and expense on the accrual basis. Commission revenue and expenses are reflected in these financial statements on a trade date basis.

Federal income taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
June 30, 2004

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $31,568, which was $26,568 in excess of its required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of 0.69 to 1.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of the Securities and Exchange Commission's rule 15c3-3 (k)(2)(ii) by having clients send all funds and securities to the correspondent broker-dealer which carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space with a financial services firm of which the majority stockholder of the Company is a major owner. The Company paid no rent through November 2003. Beginning December 2003 the company recorded its portion of all shared office expenses.

The majority stockholder generated approximately $140,500 in revenues and earned approximately $152,735 in commissions and override commissions. She also earned a salary of $28,150. The minority stockholder generated approximately $27,400 in revenues and earned approximately $19,100 in commissions. She also earned a salary of $20,983 for administrative services provided.

Accounts payable include $1,611 due to the majority shareholder and $4,108 due to the above described financial services firm.

NOTE 5 - CONCENTRATION OF ECONOMIC DEPENDENCY

Most of the Company's sales were generated through three independent sales associates, one of whom is the Company's majority stockholder.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
June 30, 2004

NOTE 6 - SECURITIES OWNED

Securities consist of 600 common stock shares of The Nasdaq Stock Market, Inc., purchased in a subscription offering to NASD members in connection with the Nasdaq private placement. The securities are stated at market value.

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 39,330
Non-allowable assets:	
Unsecured commissions receivable in excess of related commissions payable	(3,215)
Reimbursements and refunds receivable	(2,037)
Equipment, net	(1,168)
Deposits	(739)
Net capital before haircuts on securities positions	32,171
Haircuts on securities and money market	603
Net capital	$ 31,568

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 21,723

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,448
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 26,568
Excess net capital at 1000%	$ 29,396
Ratio: Aggregate indebtedness to net capital	.69 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 38,271
Adjustments to commissions receivable	(2,590)
Audit adjustments to net income	(2,724)
Adjustments to reimbursements and refunds receivable	(1,876)
Adjustment to record depreciation	467
Reduce haircut on money market	20
	$ 31,568

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
June 30, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firm: Raymond James & Associates, Inc.

WATSON & ASSOCIATES, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Services International Corp.
Seattle, Washington

In planning and performing our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380   FACSIMILE: (206) 382-3558

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2004, and this report does not affect our report thereon dated August 25, 2004.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Watson & Associates, P.S.

August 25, 2004

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